Form C

Cover Page

Name of issuer:

beehiiv Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/21/2021

Physical address of issuer:

228 Park Avenue South
#29976
New York NY 10003

Website of issuer:

beehiiv.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

5,229

Price:

$9.56227

Method for determining price:

Dividing pre-money valuation $192,222,222 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,008,944.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

71

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$13,205,594.00	$2,134,068.00
Cash & Cash Equivalents:	$12,793,798.00	$2,110,236.00
Accounts Receivable:	$126,527.00	$2,441.00
Short-term Debt:	$2,411,406.00	$190,636.00
Long-term Debt:	$0.00	$1,556,265.00
Revenues/Sales:	$4,726,783.00	$269,333.00
Cost of Goods Sold:	$216,066.00	$134,000.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,701,172.00)	($1,900,074.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

beehiiv Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Danielle Lay	Partner	New Enterprise Associates (NEA)	2024
Tyler Denk	Chief Executive Officer	beehiiv Inc.	2021
Jacob Hurd	Co-Founder	beehiiv Inc.	2024
Benjamin Hargett	Co-founder	beehiiv Inc	2023
Nicole Quinn	General Partner	Lightspeed Venture Partners	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Tyler Denk	CEO	2021
Noah Pryor	CTO	2022
Preeya Goenka	COO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

beehiiv's intellectual property, including beehiiv's platform and beehiiv's brand, is essential to beehiiv's success and competitive position. beehiiv intends to use a combination of intellectual property rights, such as copyrights, trademarks and trade secrets, to protect beehiiv's brand and certain other proprietary processes and information material to beehiiv's business. If beehiiv fails to protect beehiiv's intellectual property rights adequately, beehiiv may lose an important advantage in the markets in which beehiiv competes. If third parties misappropriate or infringe upon beehiiv's intellectual property, the value of beehiiv's image, service offerings, the brand and the goodwill associated therewith may be diminished, and beehiiv's competitive position may be harmed, which could have a material adverse effect on beehiiv's business, including beehiiv's revenues. Policing unauthorized use of beehiiv's intellectual property is difficult, and beehiiv cannot be certain that the steps beehiiv has taken will prevent the violation or misappropriation of such intellectual property rights by others. To protect beehiiv's intellectual property, beehiiv may become involved in litigation, which could result in substantial expenses, divert the attention of beehiiv leadership, and adversely affect beehiiv's revenue, financial condition, and results of operations. beehiiv also cannot be certain that beehiiv's services do not and will not infringe on the intellectual property rights of others. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of beehiiv leadership, cause significant delays, materially disrupt the conduct of beehiiv's business and have a material adverse effect on beehiiv's financial condition and results of operations. As a consequence of such claims, beehiiv could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third-party products used within beehiiv's operations and/or rebrand beehiiv's business and services.

Although awareness of the benefits of publishing newsletters is still growing, there are a number of similar services to beehiiv's that are competing for market share. In addition, the newsletter publication industry is highly competitive. beehiiv may not be able to compete successfully with these companies. Competitive pressures or other factors could cause beehiiv to lose market share, which may require beehiiv to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could materially and adversely affect beehiiv's margins and could result in a decrease in beehiiv's operating results and profitability.

beehiiv's operations are and will be subject to extensive regulation by various national, state, and local authorities. The Federal Trade Commission and other authorities regulate how beehiiv markets and advertises beehiiv's services, and beehiiv could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for beehiiv or beehiiv's customers or suppliers or restrict beehiiv's actions, causing beehiiv's operating results to be adversely affected.

beehiiv does not intend to pay regular dividends to its stockholders, including the Company. In the near future, beehiiv's board expects to devote available cash to reserves, research and development of new services, and to drive the growth of beehiiv and its services. There can be no assurance as to when or whether there will be sufficient cash to pay dividends to stockholders. Further, beehiiv may take on future loan or similar secured financing in the future, including but not limited to a line of credit. The stockholders of beehiiv are generally subordinate to beehiiv's creditors. Accordingly, even in a liquidation event, including but not limited to bankruptcy or dissolution, beehiiv may not have sufficient resources to distribute any assets to the stockholders. In addition, although beehiiv is targeting an exit through a merger, acquisition, or IPO, there are no assurances that beehiiv will achieve such an exit, or if it does that the terms of such an exit will deliver any particular return amount. Returns to the Company upon the occurrence of such event, if any, may be less than the amount the Company invested in beehiiv.

beehiiv may experience financial difficulties and become insolvent or file for bankruptcy protection. Various U.S. federal and state and non-U.S. laws in connection with such bankruptcy proceedings could operate to the detriment of the Company. There is also a risk that a court may subordinate the Company's investment to other creditors of beehiiv or require the Company to return amounts previously received from beehiiv if beehiiv became insolvent or filed for bankruptcy.

From time to time, beehiiv may issue additional shares of stock in beehiiv after the closing of this offering in the Company. Any such issuances would reduce the Company's share of profits, losses, and cash flow from beehiiv.

Although beehiiv has been operating since around June 2021 and has brought a limited number of services to market, the prior accomplishments of beehiiv cannot be construed as a guarantee of the success of beehiiv in the future.

beehiiv's projected future growth may require additional financings of debt and/or equity. beehiiv may be unable to obtain additional financing to fund beehiiv's operations and growth or do so on acceptable terms. The failure to secure additional financing could have a material adverse effect on beehiiv's continued development or growth. None of beehiiv's officers, directors or stockholders is required to provide any financing to beehiiv.

beehiiv currently maintains insurance such as general liability and other insurance as is customarily obtained for maintaining a SaaS business, and regularly reviews its coverage and coverage amounts as it grows. However, there are certain types of coverage (generally against losses of a catastrophic nature) that may be either unobtainable or prohibitively expensive. Any uninsured catastrophic loss could adversely affect beehiiv's ability to implement its strategy.

beehiiv directors and officers are currently and may in the future become associated with or be employed by other companies, which though not direct competitors, are engaged, or may become engaged, in operations similar to the operations to be engaged in by beehiiv. Conflicts of interest between may arise by reason of such activities and relationships. This could create a conflict in the devotion of time and services to beehiiv by beehiiv leadership. Moreover, beehiiv's governing documents severely limit and in some cases eliminate the liability for breach of fiduciary duties of the directors and officers of beehiiv, except as required by Delaware law. The board of beehiiv intends to resolve any conflicts with respect to such operations in a manner equitable to beehiiv, its directors and officers, and any of beehiiv's affiliates, if applicable.beehiiv's governing documents provide that beehiiv can and will, within the limits of capital contributions and retained assets, hold its directors, officers, and their affiliates harmless from and against certain claims arising from beehiiv activities. If beehiiv were called upon to perform under its indemnification agreements, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the implementation of beehiiv's strategy, or for dividends to its stockholders.

The estimates, projections, and plans detailed in these offering materials contain forward-looking looking statements from beehiiv and cannot be relied in deciding to invest in the Company. Forward-looking statements may predict future economic performance, describe plans and objectives of beehiiv for future operations, and make projections of revenue and other financial items. beehiiv and the Company believe that such statements present a reasonable outlook, but no warranty or assurance is made as to their accuracy or completeness or the correctness of the data or conclusions. It is extremely difficult to estimate future costs, budgets, income, and expense items accurately, especially in light of the many risks to beehiiv's success such as those detailed here.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from this offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 95% to upgrade overall tech and infrastructure; 5% towards the Wefunder intermediary fee

If we raise: **$1,008,944**

Use of Proceeds: 95% to scale the Ad Network team and capabilities, accelerate paid acquisition channels, expand the engineering and product team, invest in AI tooling, and upgrade overall tech and infrastructure; 5% towards the Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $192,222,222 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

beehiiv Inc is offering up to 105,513 shares of Series B Preferred Stock, at a price per share of $9.56227.

The campaign maximum is $1,008,944 and the campaign minimum is $50,000.00.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.

Voting Rights

If the securities offered by the Company to the SPV have voting rights, those voting rights will be delegated to and exercised by the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The securities offered by the Company have voting rights. With respect to those voting rights, Wefunder Admin, LLC, the manager of the SPV, will cause the SPV to appoint the Lead Investor as the SPV's true and lawful proxy to take the following actions on behalf of the SPV: (i) vote all securities related to the Company purchased in this offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead

Investor determines is necessary and appropriate in the exercise of their authority. Such proxy will remain in effect until a successor Lead Investor takes the place of the Lead Investor.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of Wefunder Admin, LLC, the manager of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the investment contract between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to such investment contract:

1. Wefunder Portal may amend the terms of such investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	24,076,096	8,879,327	Yes ⌄
Series Seed-1	1,759,161	1,759,161	Yes ⌄
Series Seed-2	1,396,162	1,396,162	Yes ⌄
Series A-1	3,747,293	3,747,293	Yes ⌄
Series A-2	1,110,949	1,110,949	Yes ⌄
Series B	3,973,951	3,868,438	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	2,686,365

Describe any other rights:

Voting: Common stockholders are entitled to one vote per share. Preferred stockholders have 1 vote for every common share they could own if converted

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the board of
directors. The holders of the Series Seed-1, Series Seed-2, Series A-1, Series A-2 and Series B preferred stock are entitled to receive dividends when and if declared by the board of directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred stockholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of such stockholders or automatically in change of control events. Preferred stockholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of common stock deemed held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series Seed-1, Series Seed-2, Series A-1, Series A-2 and Series B preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights of the SPV in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under the Company's equity compensation plans, the SPV's interests in the Company may be diluted. This means that the SPV's relative ownership interest in the Company will decrease, which could also diminish an Investor's relative economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, the SPV's relative ownership in the Company will decrease, and an Investor's relative interest will be accordingly diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's relative interest in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Certificate of Incorporation for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's relative interest in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's relative interest will decrease, which would diminish the Investor's relative economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's relative interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The SPV will hold a minority ownership interest in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the SPV's interest in the Company will depend upon many factors outside the control of the SPV. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the SPV will have no independent right to name or remove an officer or member of the board of directors of the Company.

Following the Investor's investment in the SPV, which will in turn invest in the Company, the Company may sell interests to additional investors, which will dilute the SPV's ownership interest in the Company and the Investor's relative interest in the Company.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the SPV's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the SPV in the Company. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The inability of the SPV to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the SPV's interest in the Company and an investor's indirect interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the SPV, and create pressure on the SPV to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the SPV will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the SPV will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the SPV's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the SPV, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the SPV's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the SPV, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Section 4(a)(2)	SAFE	$1,350,000	General operations
7/2022	Section 4(a)(2)	SAFE	$1,556,265	General operations
6/2023	Section 4(a)(2)	Preferred stock	$12,499,995	General operations
4/2024	Section 4(a)(2)	Preferred stock	$31,991,052	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The newsletter platform built for growth.
beehiiv is a newsletter platform that helps creators design and publish content and monetize their audience. The Company primarily earns revenue through a subscription model where customers pay for access to advanced features on the platform and the ability to send to larger audiences. Additional revenue is earned through advertisements placed in newsletters and commissions earned through a customer referral marketplace. The Company's has a remote workforce across the United States and a global customer footprint.
Milestones

beehiiv Inc was incorporated in the State of Delaware in June 2021.

Since then, we have:

- Closed approximately $32M (of $33M) in financing for our Series B round, led by New Enterprise Associates (NEA) in April 2024
- Recently surpassed over 1 billion emails sent in a single month by our users through the platform
- Founded by a team of early employees of Morning Brew who led product, engineering, and growth
- $12M annual revenue run rate, a 450% increase YoY
- The beehiiv Ad Network has paid publishers over $1M since launching in 2023

Historical Results of Operations

Our company was organized in June 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $4,726,783 compared to the year ended December 31, 2022, when the Company had revenues of $269,333. Our gross margin was 95.43% in fiscal year 2023, compared to 50.25% in 2022.
- *Assets.* As of December 31, 2023, the Company had total assets of $13,205,594, including $12,793,798 in cash. As of December 31, 2022, the Company had $2,134,068 in total assets, including $2,110,236 in cash.
- *Net Loss.* The Company has had net losses of $3,701,172 and net losses of $1,900,074 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities.* The Company's liabilities totaled $2,411,406 for the fiscal year ended December 31, 2023 and $1,746,901 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $44,491,047 in equity and $2,906,265 in SAFEs (which have all subsequently converted into equity).

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 60 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 60 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

beehiiv Inc cash in hand is $42,651,377, as of April 2024. Over the last three months, revenues have averaged $879,814/month, cost of goods sold has averaged $417,884/month, and operational expenses have averaged $1,154,716/month, for an average burn rate of $692,786 per month. Our intent is to be profitable in 8 months.

Since the date our financials cover, we have increased revenues and expenses as we invest more in R&D and sales and marketing to fuel this period of growth. We closed a $32M Series B round.

We expect to reach revenues of $11 million over the next 3-6 months across all of our product lines. During the same period, we expect expenses to be roughly $17

million.

We are not currently profitable, and are continuing to operating at a net loss as we invest more in R&D and sales and marketing to fuel this period of growth. We expect to become profitable in mid 2025.

We have raised capital through top-tier venture capital investment firms. We have enough runway for several years.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tyler Denk, certify that:

(1) the financial statements of beehiiv Inc. included in this Form are true and

complete in all material respects ; and

(2) the financial information of beehiiv Inc. included in this Form reflects

accurately the information reported on the tax return for beehiiv Inc. filed for the

most recently completed fiscal year.

Tyler Denk
Chief Executive Officer

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

　i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

　ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

　iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

　i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

　ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

　iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

　i. at the time of the filing of this offering statement bars the person from:

　　A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

　　B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

　　C. engaging in savings association or credit union activities? ☐ Yes ☑ No

　ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

　i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

　ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

　iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

　i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

　ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, Wefunder Admin, LLC, the manager of the SPV, will cause the SPV to appoint the Lead Investor as the SPV's true and lawful proxy to take the following actions on behalf of the SPV: (i) vote all securities related to the Company purchased in this offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of their authority. Such proxy will remain in effect until a successor Lead Investor takes the place of the Lead Investor.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of the SPV. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the SPV.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a successor Lead Investor who must be approved by Wefunder Inc. The identity of any successor Lead Investor will be disclosed to the Investors.

The Lead Investor will not receive any compensation for its services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
beehiiv Inc. Side Letter 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Benjamin Hargett
Danielle Lay
Jacob Hurd
Nicole Quinn
Noah Pryor
Preeya Goenka
Tyler Denk

Appendix E: Supporting Documents

ttw_communications_154719_000231.pdf
beehiiv_-_SPA__240419_Wefunder_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

beehiiv Inc. Side Letter 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Benjamin Hargett

Danielle Lay

Jacob Hurd

Nicole Quinn

Noah Pryor

Preeya Goenka

Tyler Denk

Appendix E: Supporting Documents

ttw_communications_154719_000231.pdf
beehiiv_-_SPA__240419_Wefunder_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

beehiiv Inc.

By

Tyler Denk

CEO / Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tyler Denk

CEO / Co-founder
5/14/2024

Jacob Hurd

Principal Engineer / Co-founder
5/14/2024

Benjamin Hargett

Head of Product / Co-founder
5/14/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.